November 1, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

Mexico City – November 1, 2013 – Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”) announced that in connection with the capital increase approved by the Shareholders Meeting dated October 2, 2013 (the “Shareholders Meeting”), as of October 30, 2013, date in which the exercise of the preemptive rights expire, the total shares subscribed and paid were 1,619,700,750, representing approximately 52.21% of the total shares issued, therefore, the Company received as of this date, $1,565,710,731.96 Pesos. Of the total shares duly subscribed, 943,470,906 Series “A” shares equivalent to $912,610,628.25 Pesos, were subscribed and paid by the public investors.

Pursuant to the resolutions approved by the Shareholders Meeting, the Chairman of the Board of Maxcom will offer to a third party, the unsubscribed shares in the same price of $0.96666667 Pesos per share. In its time, the Company will inform the market the final results of the capital increase.

The above mentioned, together with the consummation of the recapitalization process and the reorganization of his debt under Chapter 11 of the United States Code (Bankruptcy Code) concluded on October 11, 2013, put the Company with a solid financial position and will permit Maxcom to realize all the necessary investments to growth the business with a high quality costumer services.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com